Primary Business Name: MOSAIC ATS, LLC　　　　　**BD Number: 335824**

BD - AMENDMENT

08/29/2025

BD - INDIRECT OWNERS					
Ownership Codes:	C - 25% but less than 50%		E - 75% or more		
	D - 50% but less than 75%		F - Other General Partners		

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
COSENZA, JOHN ALBERT	I	MOSAIC PLATFORMS, INC.	SHAREHOLDER	03/2025	C	Y	N	4073037
WALD, JOSEPH	I	MOSAIC PLATFORMS, INC.	SHAREHOLDER	03/2025	C	Y	N	2448482

